Date: 08/22/2001






MMR Investment Bankers, Inc.
Drawer A
Nevada, MO 64772-0930


Dear Sirs:

I Patrick O Glenn, serve as the Appraiser for Village at Oakwood L.L.C. and do hereby give permission to use my name and/or values concerning the Appraisal dated August 13, 2001 in the Prospectus for the Bond Issue of Village At Oakwood L.L.C.

Respectively Submitted,

(Signed)/s/ Patrick O. Glenn
(Title)    MAI










MMR Investment Bankers, Inc.              mmr (infopack) rev 8-01